SCHEDULE 13D

CUSIP No. 25388M100		Page 1 of 33 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Niku Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

654113109

(CUSIP Number)

Robert Raynard

Walden VC, LLC

750 Battery Street

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box™ ☐.

SCHEDULE 13D

CUSIP No. 25388M100		Page 2 of 33 Pages

1.	Name of Reporting Persons: Walden VC II, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,275,706 8. Shared Voting Power 0 9. Sole Dispositive Power 1,275,706 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,275,706

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 3 of 33 Pages

1.	Name of Reporting Person: Walden VC II-Side, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 115,516 8. Shared Voting Power 0 9. Sole Dispositive Power 115,516 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,516

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 4 of 33 Pages

1.	Name of Reporting Person: Walden-SBIC, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 163,520 8. Shared Voting Power 0 9. Sole Dispositive Power 163,520 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,520

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 5 of 33 Pages

1.	Name of Reporting Person: Walden Investors S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 64,551 8. Shared Voting Power 0 9. Sole Dispositive Power 64,551 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,551

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 6 of 33 Pages

1.	Name of Reporting Person: Walden Capital Partners S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (c) ☒ (d) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 68,375 8. Shared Voting Power 0 9. Sole Dispositive Power 68,375 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 7 of 33 Pages

1.	Name of Reporting Person: Walden Capital Partners II, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 14,126 8. Shared Voting Power 0 9. Sole Dispositive Power 14,126 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,126

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 8 of 33 Pages

1.	Name of Reporting Person: Sarlo-Berliner, Inc. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 32,275 8. Shared Voting Power 0 9. Sole Dispositive Power 32,275 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,275

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 25388M100		Page 9 of 33 Pages

1.	Name of Reporting Person: Walden Management Corporation S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 32,275 8. Shared Voting Power 0 9. Sole Dispositive Power 32,275 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,275

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 25388M100		Page 10 of 33 Pages

1.	Name of Reporting Person: Walden Management Corporation Pension Fund S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 32,275 8. Shared Voting Power 0 9. Sole Dispositive Power 32,275 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,275

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) EP

SCHEDULE 13D

CUSIP No. 25388M100		Page 11 of 33 Pages

1.	Name of Reporting Person: George Sarlo Revocable Trust Dated 12/23/91 S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 42,024 8. Shared Voting Power 0 9. Sole Dispositive Power 42,024 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,024

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100		Page 12 of 33 Pages

1.	Name of Reporting Person: WaldenVC, LLC S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,391,222 8. Shared Voting Power 0 9. Sole Dispositive Power 1,391,222 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,222

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100		Page 13 of 33 Pages

1.	Name of Reporting Person: Walden General Partners S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 64,551 8. Shared Voting Power 0 9. Sole Dispositive Power 64,551 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,551

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 14 of 33 Pages

1.	Name of Reporting Person: Walden GP-Side, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 64,551 8. Shared Voting Power 0 9. Sole Dispositive Power 64,551 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,551

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 15 of 33 Pages

1.	Name of Reporting Person: Walden Partners II, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (c) ☒ (d) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 14,126 8. Shared Voting Power 0 9. Sole Dispositive Power 14,126 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,126

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100		Page 16 of 33 Pages

1.	Name of Reporting Person: Arthur Berliner S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,512 (1) 8. Shared Voting Power 1,766,344 9. Sole Dispositive Power 8,512 (1) 10. Shared Dispositive Power 1,766,344

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,856 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 8,512 shares held by the Arthur Berliner Family Trust dtd 4/24/85.

SCHEDULE 13D

CUSIP No. 25388M100		Page 17 of 33 Pages

1.	Name of Reporting Person: Steven Eskenazi S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,476 8. Shared Voting Power 1,391,222 9. Sole Dispositive Power 4,476 10. Shared Dispositive Power 1,391,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,698

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100		Page 18 of 33 Pages

1.	Name of Reporting Person: Lawrence Marcus S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,391,222 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,391,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,222

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100		Page 19 of 33 Pages

1.	Name of Reporting Person: Matthew Miller S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,309 8. Shared Voting Power 1,391,222 9. Sole Dispositive Power 2,309 10. Shared Dispositive Power 1,391,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,531

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100		Page 20 of 33 Pages

1.	Name of Reporting Person: Philip Sanderson S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,309 (2) 8. Shared Voting Power 1,391,222 9. Sole Dispositive Power 9,309 (2) 10. Shared Dispositive Power 1,391,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,531 (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) IN

(2)	Includes 1,309 shares held by the Sanderson Trust.

SCHEDULE 13D

CUSIP No. 25388M100		Page 21 of 33 Pages

1.	Name of Reporting Person: George Sarlo S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 74,299 (3) 8. Shared Voting Power 375,122 9. Sole Dispositive Power 74,299 (3) 10. Shared Dispositive Power 375,122

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 449,421 (3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) IN

(3)	Includes 42,024 shares held by the George Sarlo Revocable Trust Dated 12/23/91

SCHEDULE 13D

CUSIP No. 25388M100		Page 22 of 33 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed on March 12, 2003, as amended and supplemented on April 21, 2003 by Amendment No. 1, and is being filed on behalf of the persons named in Item 2 below.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.0001 (“Common Stock”) of Niku Corporation, a Delaware corporation (“Niku”). Niku’s principal executive offices are located at 305 Main Street, Redwood City, California 94063.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by:

(1)	Walden VC II, L.P., a California limited partnership (“WVC II”);
(2)	Walden VC II-Side, L.P., a California limited partnership (“WVC II-Side”);
(3)	Walden-SBIC, L.P., a California limited partnership (“SBIC”);
(4)	Walden Investors, a California limited partnership (“Investors”);
(5)	Walden Capital Partners, a California limited partnership (“CapPartners”);
(6)	Walden Capital Partners II, a California limited Partnership (“CapPartners II”);
(7)	Sarlo-Berliner, Inc., a California corporation (“SBI”);
(8)	Walden Management Corporation, a California corporation (“WM”);
(9)	Walden Management Corporation Pension Fund (“WPF”);
(10)	George Sarlo Revocable Trust Dated 12/23/91 (“Trust”);
(11)	WaldenVC, LLC, a California limited liability company (“WVC”);
(12)	Walden General Partners, a California limited partnership (“WGP”);
(13)	Walden GP-Side, L.P., a California limited partnership (“WGP-Side”);
(14)	Walden Partners II, L.P., a California limited partnership (“WP II”);
(15)	Arthur Berliner, a natural person;
(16)	Steven Eskenazi, a natural person;
(17)	Lawrence Marcus, a natural person;
(18)	Matthew Miller, a natural person;
(19)	Philip Sanderson, a natural person; and
(20)	George Sarlo, a natural person,

collectively identified hereinafter as the “Reporting Persons.”

WVC II, WVC II-Side, SBIC, CapPartners, CapPartners II and Investors are limited partnerships organized under the laws of California. Each of its principal business is managing investments.

SBI and WM are corporations organized under the laws of California. Their principal business is managing investments.

WPT is a pension fund organized under the laws of California. Its principal business is to manage retirement funds.

SCHEDULE 13D

CUSIP No. 25388M100		Page 23 of 33 Pages

Trust is a revocable trust organized under the laws of California. Its principal business is to hold investments for the benefit of others.

WVC is a limited liability company organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WVC II and WVC II-Side.

WGP is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of Investors.

WGP-Side is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WGP.

WP II is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of CapPartners II.

Mr. Berliner’s principal occupation is serving as manager of WVC and general partner of SBIC, CapPartners, WGP, WGP-Side and WP II. He also serves as Vice-President of SBI and President of WM. Mr. Berliner is a citizen of the United States of America.

Mr. Eskenazi’s principal occupation is serving as manager of WVC. Mr. Eskenazi is a citizen of the United States of America.

Mr. Marcus’ principal occupation is serving as manager of WVC. Mr. Marcus is a citizen of the United States of America.

Mr. Miller’s principal occupation is serving as manager of WVC. Mr. Miller is a citizen of the United States of America.

Mr. Sanderson’s principal occupation is serving as manager of WVC. Mr. Sanderson is a citizen of the United States of America.

Mr. Sarlo’s principal occupation is serving as general partner of SBIC, CapPartners, WGP, WGP-Side and WP II, President of SBI and Vice President of WM. He also serves as trustee of the Trust. Mr. Sarlo is a citizen of the United States of America.

The business address of each of the Reporting Persons is 750 Battery Street, San Francisco, California 94111. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

SCHEDULE 13D

CUSIP No. 25388M100		Page 24 of 33 Pages

Item 4.	Purpose of Transaction.

On May 19, 2004, WVC II engaged in a stock distribution of 500,000 shares of Common Stock, WVC II-Side engaged in a stock distribution of 45,275 shares of Common Stock, and CapPartners II engaged in a stock distribution of 145,104 shares of Common Stock, each distribution of shares to its general and limited partners.

Mr. Miller serves as a director on the board of directors of Niku. Each of the Reporting Persons intends to continuously review its investment in Niku, and may in the future determine, either alone or as part of a group, to acquire additional securities of Niku, through open market purchases, private agreements or otherwise. Each of the Reporting Persons may, however, dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the issuer. Notwithstanding anything contained herein, each of the above entities specifically reserves the right to change its intention with respect to any or all such matters.

Except as disclosed above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Niku, or the disposition of securities of Niku; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Niku or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Niku or any of its subsidiaries, (d) any change in the present board of directors or management of Niku, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Niku; (f) any other material change in the Niku’s business or corporate structure; (g) changes in the Niku’s charter or bylaws or other actions which may impeded the acquisition of control of the issuer by any person; (h) causing a class of securities of Niku becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

WVC II is the beneficial owner of 1,275,706 shares of Common Stock. Such shares represent approximately 10.2% of the 12,456,615 shares of Common Stock outstanding. WVC II has sole voting and dispositive power over 1,275,706 shares. During the past sixty days, WVC II engaged in a stock distribution of 500,000 shares to its general and limited partners on May 19, 2004 and acquired 157,527 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

WVC II-Side is the beneficial owner of 115,516 shares of Common Stock. Such shares represent approximately 0.9% of the 12,456,615 shares of Common Stock outstanding. WVC II-Side has sole voting and dispositive power over 115,516 shares. During the past sixty days, WVC II-Side engaged in a stock distribution of 45,275 shares to its general and limited partners on May 19, 2004 and acquired 14,264 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

SBIC is the beneficial owner of 163,520 shares of Common Stock. Such shares represent approximately 1.3% of the 12,456,615 shares of Common Stock outstanding. SBIC has sole voting and dispositive power over 163,520 shares. During the past sixty days, SBIC acquired 14,507 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

Investors is the beneficial owner of 64,551 shares of Common Stock. Such shares represent approximately 0.5% of the 12,456,615 shares of Common Stock outstanding. Investors has sole voting and dispositive power over 64,551 shares. During the past sixty days, Investors acquired 5,727 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

SCHEDULE 13D

CUSIP No. 25388M100		Page 25 of 33 Pages

CapPartners is the beneficial owner of 68,375 shares of Common Stock. Such shares represent approximately 0.5% of the 12,456,615 shares of Common Stock outstanding. CapPartners has sole voting and dispositive power over 68,375 shares. During the past sixty days, CapPartners acquired 2,864 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

CapPartners II is the beneficial owner of 14,126 shares of Common Stock . Such shares represent approximately 0.1% of the 12,456,615 shares of Common Stock outstanding. CapPartners II has sole voting and dispositive power over 14,126 shares. During the past sixty days, CapPartners II engaged in a stock distribution of 145,104 shares to its general and limited partners on May 19, 2004 and acquired 14,126 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

SBI is the beneficial owner of 32,275 shares of Common Stock. Such shares represent approximately 0.3% of the 12,456,615 shares of Common Stock outstanding. SBI has sole voting and dispositive power over 32,275 shares. During the past sixty days, SBI acquired 2,864 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

WM is the beneficial owner of 32,275 shares of Common Stock. Such shares represent approximately 0.3% of the 12,456,615 shares of Common Stock outstanding. WM has sole voting and dispositive power over 32,275 shares. During the past sixty days, WM acquired 2,864 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

WPF is the beneficial owner of 32,275 shares of Common Stock. Such shares represent approximately 0.3% of the 12,456,615 shares of Common Stock outstanding. WPF has sole voting and dispositive power over 32,275 shares. During the past sixty days, WPF acquired 2,864 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction.

Trust is the beneficial owner of 42,024 shares of Common Stock. Such shares represent approximately 0.3% of the 12,456,615 shares of Common Stock outstanding. Trust has sole voting and dispositive power over 42,024 shares. During the past sixty days, Trust acquired 2,864 shares through net exercise of warrants at $3.50 per share on April 15, 2004 in a private transaction and 7,149 shares pursuant to a stock distribution by WVC II, WVC II-Side and WCPII on May 19, 2004.

WVC is the beneficial owner of 1,391,222 shares of Common Stock. Such shares represent approximately 11.2% of the 12,456,615 shares of Common Stock outstanding. WVC has sole voting and dispositive power over 1,391,222 shares. WVC has not engaged in any transactions with respect to these shares in the past sixty days.

WGP is the beneficial owner of 64,551 shares of Common Stock. Such shares represent approximately 0.5% of the 12,456,615 shares of Common Stock outstanding. WGP has sole voting and dispositive power over 64,551 shares. WGP has not engaged in any transactions with respect to these shares in the past sixty days.

WGP-Side is the beneficial owner of 64,551 shares of Common Stock. Such shares represent approximately 0.5% of the 12,456,615 shares of Common Stock outstanding. WGP-Side has sole voting and dispositive power over 64,551 shares. WGP-Side has not engaged in any transactions with respect to these shares in the past sixty days.

WP II is the beneficial owner of 14,126 shares of Common Stock. Such shares represent approximately 0.1% of the 12,456,615 shares of Common Stock outstanding. WP II has sole voting and dispositive power over 14,126 shares. WP II has not engaged in any transactions with respect to these shares in the past sixty days.

SCHEDULE 13D

CUSIP No. 25388M100		Page 26 of 33 Pages

Mr. Berliner is the beneficial owner of 1,774,856 shares of Common Stock. Such shares represent approximately 14.2% of the 12,456,615 shares of Common Stock outstanding. Mr. Berliner has sole voting and dispositive power over 8,512 shares held by the Arthur Berliner Family Trust dtd 4/24/85. Mr. Berliner has shared voting and dispositive power over 1,766,344 shares. Mr. Berliner shares voting and dispositive power of 1,391,222 shares with Mr. Eskenazi, Mr. Marcus, Mr. Miller and Mr. Sanderson and 375,122 shares with Mr. Sarlo. During the past sixty days, Mr. Berliner, as trustee of the Arthur Berliner Family Trust dtd 4/24/85, received 8,512 shares pursuant to a stock distribution by WVC II, WVC II-Side and WCPII on May 19, 2004.

Mr. Eskenazi is the beneficial owner of 1,395,698 shares of Common Stock. Such shares represent approximately 11.2% of the 12,456,615 shares of Common Stock outstanding. Mr. Eskenazi has sole voting and dispositive power over 4,476 shares. Mr. Eskenazi has shared voting and dispositive power over 1,391,222 shares. Mr. Eskenazi shares voting and dispositive power of 1,391,222 shares with Mr. Berliner, Mr. Marcus, Mr. Miller and Mr. Sanderson. During the past sixty days, Mr. Eskenazi received 3,658 shares pursuant to a stock distribution by WVC II, WVC II-Side and WCPII on May 19, 2004.

Mr. Marcus is the beneficial owner of 1,391,222 shares of Common Stock. Such shares represent approximately 11.2% of the 12,456,615 shares of Common Stock outstanding. Mr. Marcus has shared voting and dispositive power over 1,391,222 shares. Mr. Marcus shares voting and dispositive power of 1,391,222 shares with Mr. Berliner, Mr. Eskenazi, Mr. Miller and Mr. Sanderson. During the past sixty days, Mr. Marcus received 1,309 shares pursuant to a stock distribution by WVC II and WVC II-Side on May 19, 2004 and sold 1,109 shares at $11.285 and 200 shares at $11.405 on May 27, 2004 on the open market.

Mr. Miller is the beneficial owner of 1,393,531 shares of Common Stock. Such shares represent approximately 11.2% of the 12,456,615 shares of Common Stock outstanding. Mr. Miller has sole voting and dispositive power over 2.309 shares and has shared voting and dispositive power over 1,391,222 shares. Mr. Miller shares voting and dispositive power of 1,391,222 shares with Mr. Berliner, Mr. Eskenazi, Mr. Marcus and Mr. Sanderson. During the past sixty days, Mr. Miller received 1,309 shares pursuant to a stock distribution by WVC II and WVC II-Side on May 19, 2004.

Mr. Sanderson is the beneficial owner of 1,400,531 shares of Common Stock. Such shares represent approximately 11.2% of the 12,456,615 shares of Common Stock outstanding. Mr. Sanderson has sole voting and dispositive power over 9,309 shares (which includes 1,309 shares held by the Sanderson Trust) and has shared voting and dispositive power over 1,391,222 shares. Mr. Sanderson shares voting and dispositive power of 1,391,222 shares with Mr. Berliner, Mr. Eskenazi, Mr. Marcus and Mr. Miller. During the past sixty days, Mr. Sanderson, as trustee of the Sanderson Trust, received 1,309 shares pursuant to a stock distribution by WVC II and WVC II-Side on May 19, 2004.

Mr. Sarlo is the beneficial owner of 449,421 shares of Common Stock. Such shares represent approximately 3.6% of the 12,456,615 shares of Common Stock outstanding. Mr. Sarlo has sole voting and dispositive power over 74,299 shares (which includes 42,024 shares held by the George Sarlo Revocable Trust Dated 12/23/91) and shared voting and dispositive power over 375,122 shares. Mr. Sarlo shares voting and dispositive power of 375,122 shares with Mr. Berliner. Mr. Sarlo has not engaged in any transactions with respect to these shares in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This joint filing is made pursuant to the Joint Filing Agreement dated May 28, 2004 attached as Exhibit 1.

SCHEDULE 13D

CUSIP No. 25388M100		Page 27 of 33 Pages

Item 7.	Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1.	Joint Filing Agreement dated May 28, 2004.

SCHEDULE 13D

CUSIP No. 25388M100		Page 28 of 33 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2004	Walden VC II, L.P.

By:
Walden VC, LLC General Partner

		By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

Walden VC II-Side, L.P.

By:
Walden VC, LLC General Partner

		By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

Walden-SBIC, L.P.

	By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

Walden Investors

By:
Walden General Partners General Partner

		By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

Walden Capital Partners

	By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

SCHEDULE 13D

CUSIP No. 25388M100		Page 29 of 33 Pages

Walden Capital Partners II

By:
Walden Partners II, L.P. General Partner

	By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

Sarlo-Berliner, Inc.

By:		/s/ ARTHUR BERLINER

Arthur Berliner Vice-President

Walden Management Corporation

By:		/s/ ARTHUR BERLINER

Arthur Berliner President

Walden Management Corporation Pension Fund

By:		/s/ GEORGE SARLO

George Sarlo Trustee

George Sarlo Revocable Trust Dated 12/23/91

By:		/s/ GEORGE SARLO

George Sarlo Trustee

Walden VC, LLC

By:		/s/ ARTHUR BERLINER

Arthur Berliner Manager

Walden General Partners

By:		/s/ ARTHUR BERLINER

Arthur Berliner General Partner

SCHEDULE 13D

CUSIP No. 25388M100		Page 30 of 33 Pages

Walden GP-Side, L.P.

By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

Walden Partners II, L.P.

By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

By:	/s/ ARTHUR BERLINER

Arthur Berliner

By:	/s/ STEVEN ESKENAZI

Steven Eskenazi

By:	/s/ LAWRENCE MARCUS

Lawrence Marcus

By:	/s/ MATTHEW MILLER

Matthew Miller

By:	/s/ PHILIP SANDERSON

Philip Sanderson

By:	/s/ GEORGE SARLO

George Sarlo